UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tailwind Acquisition Corp.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

87403Q102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87403Q102

1.	Names of Reporting Persons Tailwind Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 8,355,393
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,355,393
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,355,393
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 20%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Philip Krim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,355,393
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,355,393
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,355,393
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 20%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer Tailwind Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices 1545 Courtney Ave Los Angeles, CA 90046

Item 2(a).	Names of Persons Filing This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Tailwind Sponsor LLC (ii) Philip Krim

Item 2(b).	Address of the Principal Business Office, or if none, Residence: The address of each of the Reporting Persons is: 1545 Courtney Ave Los Angeles, CA 900469

Item 2(c).	Citizenship Tailwind Sponsor LLC is a limited liability company formed in the State of Delaware. The citizenship of Philip Krim is the United States.

Item 2(d).	Title of Class of Securities Class A common stock

Item 2(e).	CUSIP Number 87403Q102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

☐	Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons directly hold 8,355,393 shares of Class B common stock of the Issuer, representing 20% of the Issuer’s issued and outstanding shares of common stock, based on 33,421,570 shares of Class A common stock and 8,355,393 shares of Class B common stock issued and outstanding as of November 16, 2020 as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 16, 2020 and the Reporting Persons in a Form 4 dated October 19, 2020. The shares of Class B common stock are automatically convertible into the Issuer’s Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s prospectus dated September 3, 2020 (File No. 333-248113).

Philip Krim has voting and dispositive power over the securities held by Tailwind Sponsor LLC and therefore may be deemed to be a beneficial owner thereof.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 11, 2021	Tailwind Sponsor LLC

	By:	/s/ Philip Krim
		Name:	Philip Krim
		Title:	Authorized Signatory

/s/ Philip Krim
Philip Krim

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of Tailwind Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 11, 2021.

Tailwind Sponsor LLC

By:	/s/ Philip Krim
	Name:	Philip Krim
	Title:	Authorized Signatory

/s/ Philip Krim
Philip Krim